Exhibit 99.1

Bona Reports Record First Quarter Results

Net Revenues Up 108% YoY to US$117.6 Million

Non-GAAP Net Income Up 140% YoY to US$4.9 Million

BEIJING — May 7, 2015 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced unaudited financial results for the first quarter ended March 31, 2015.

“I am delighted to report strong results in the first quarter, starting 2015 on a very high note,” said Bona’s founder, Chairman and CEO Mr. Yu Dong, “During the first quarter, we achieved net revenues of US$117.6 million, an increase of 107.7% year over year, and the largest quarterly revenue in our history. Our performance in the quarter came from the success of our film production and distribution segments. Our Chinese New Year blockbuster, The Man from Macau 2, achieved over RMB 973.5 million in box office receipts in its theatrical run, making it the highest- grossing film distributed by Bona, and one of the top 10 box office performers in China’s film history, including foreign films. As the China film market continues to grow, we believe that our track record of developing blockbusters, along with our unique, vertically integrated business model, further strengthens our competitiveness in capitalizing on this favorable market momentum.”

First Quarter 2015 Financial Summary

•                  First quarter 2015 net revenues were US$117.6 million, an increase of 107.7% as compared with US$56.6 million in the first quarter of 2014.

•                  First quarter 2015 gross profit was US$45.0 million, an increase of 94.9% as compared with US$23.1 million in the first quarter of 2014.

•                  First quarter 2015 gross margin was 38.3%, as compared with 40.8% in the first quarter of 2014.

•                  First quarter 2015 net income attributable to Bona Film Group Limited was US$1.9 million, or US$0.03 per basic and diluted ADS1, as compared with net income attributable to Bona Film Group Limited of US$1.4 million, or US$0.02 per basic and diluted ADS, in the first quarter of 2014.

•                  First quarter 2015 non-GAAP net income2 was US$4.9 million, compared with non-GAAP net income of US$2.0 million in the first quarter of 2014.

•                  First quarter 2015 adjusted EBITDA, non-GAAP2, was US$9.2 million, as compared with adjusted EBITDA, non-GAAP of US$4.2 million in the first quarter of 2014.

•                  Cash and cash equivalents and restricted cash totaled US$116.0 million as of March 31, 2015.

•                  Cash provided by operating activities totaled US$12.5 million in the first quarter of 2015, as compared with cash used in operating activities of US$23.0 million in the first quarter of 2014.

First Quarter 2015 Business Updates and Recent Highlights

1  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•      Distributed and/or invested in a total of four films in the first quarter of 2015 - The Grandmaster 3D, Tales of Mystery, The Man from Macau 2, and Emperor’s Holidays. Together with The Taking of Tiger Mountain, which was released in late December 2014, they generated total box office receipts of RMB 1.6 billion in the first quarter of 2015.

•                  Distributed The Grandmaster 3D on January 8, 2015. The film has generated RMB62.9 million in domestic box office receipts.

•                  Distributed Tales of Mystery on January 23, 2015. The film has generated RMB 7.6 million in domestic box office receipts.

•                  Distributed The Man from Macau 2 on February 19, 2015. The film has generated RMB973.5 million in domestic box office receipts, making it the highest-ever grossing film distributed by Bona and ranking as one of the top 10 box office performers released in China’s film history, including foreign films.

•                  Distributed Emperor’s Holidays on February 19, 2015. The film has generated RMB114.4 million in domestic box office receipts.

•      Major films undergoing production in the first quarter of 2015 include The Phantom of Shanghai (formerly named The Shadow of the Devil City), Sword Master and Secret Treasure.

•      Announced a partnership with Studio 8 and Tristar on January 27, 2015, to develop the film adaptation of Ben Fountain’s acclaimed novel Billy Lynn’s Long Halftime Walk, to be directed by three-time Oscar winner Ang Lee. The film began principal photography in April 2015.

•      As of April 30, 2015, Bona owned and operated 30 theaters with 250 screens, including 6 DMAX screens and 3 IMAX screens. The Company added four additional theaters in Liuzhou, Mianyang, Dalian and Taizhou in the first quarter of 2015 and one additional theater in Taiyuan in April 2015.

•      Established Bona’s second film fund of RMB1.7 billion (US$272.6 million), for the purpose of financing the development and production of Bona’s film and TV projects over the next two to three years, including Chinese language films and foreign language films.

First Quarter 2015 Financial Results

Net Revenues

	1Q15	1Q14	Y-o-Y%
Net Revenues (US$mm)	117.6	56.6	107.7%

Net revenues for the first quarter of 2015 increased 107.7% year-over-year to US$117.6 million. The increase in net revenues was primarily attributable to an increase in net revenues from the film distribution segment due to the strong box office performance of The Man from Macau 2 and an increase in net revenues from the Company’s movie theater segment as a result of the increase in the number of theaters and screens from our strategic expansion efforts in the theater segment and the maturation of theaters over time.

Net Revenues by Segment Operations

	Film Distribution	Film Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	94.2	0.2	23.0	0.2	—	117.6
Intersegment Revenues (US$mm)	6.1	41.2	—	—	(47.3)	—
Total Net Revenues (US$mm)	100.3	41.4	23.0	0.2	(47.3)	117.6

Net revenues from the film distribution segment totaled US100.3 million in the first quarter of 2015, representing an increase of 150.8% from US$40.0 million in the first quarter of 2014. During the first quarter of 2015, Bona distributed and/or invested in a total of four films: The Grandmaster 3D, Tales of Mystery, The Man from Macau 2, and Emperor’s Holidays.

Net revenues from the film investment and production segment were US$41.4 million in the first quarter of 2015, representing an increase of 200.0% from US$13.8 million in the first quarter of 2014, which was mainly derived from Bona’s investments in films released in the first quarter of 2015.

Net revenues from the movie theater segment increased to US$23.0 million in the first quarter of 2015, representing an increase of 29.9% from US$17.7 million in the first quarter of 2014. The increase was mainly due to the increase in the number of theaters and screens from the Company’s strategic expansion efforts and the maturation of new theaters over time.

Gross Profit and Gross Margin

	1Q15	1Q14	Y-o-Y%
Gross Profit (US$mm)	45.0	23.1	94.9%
Gross Margin	38.3%	40.8%	—

For the first quarter of 2015, gross profit increased 94.9% to US$45.0 million from US$23.1 million in the first quarter of 2014. The year-over-year increase in gross profit was primarily attributable to strong performance from the Company’s film distribution segment.

Segment Profit3 and Segment Margin

	Film Distribution	Film Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	22.7	7.2	8.9	0.2	39.0
As % of Total Segment Profit	58.2%	18.5%	22.8%	0.5%	100.0%
Segment Margin	22.6%	17.4%	38.7%	100.0%	33.2%

Margin for the Company’s film distribution segment was 22.6% in the first quarter of 2015, as compared with 23.4% in the first quarter of 2014.

Margin for the Company’s film investment and production segment increased to 17.4% in the first quarter of 2015, as compared with a segment margin of 3.1% in the first quarter of 2014. The increase in this segment’s margin was mainly due to the strong performance of the films invested and distributed in the first quarter of 2015, especially The Man from Macau 2.

Margin from the Company’s movie theater segment was 38.7% in the first quarter of 2015, as compared with 58.1% in the first quarter of 2014. The decrease in this segment’s margin was mainly due to higher expenses directly associated with the promoting of the films during the first quarter of 2015.

Operating Income and Operating Margin

	1Q15	1Q14	Y-o-Y%
Operating Expenses (US$mm)	43.5	21.4	102.9%
Operating Income (US$mm)	4.2	3.6	17.9%
Operating Margin	3.6%	6.3%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, for the first quarter of 2015 increased 102.9% to US$43.5 million from US$21.4 million in the first quarter of 2014. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and selling and marketing expenses for the promotion and advertising of the Company’s distributed films in the first quarter of 2015, as well as an increase in general and administrative expenses due to the expansion of the movie theater segment and the increase in the share-based compensation expenses.

Operating income for the first quarter of 2015 increased 17.9% to US$4.2 million from US$3.6 million in the first quarter of 2014. Operating margin in the first quarter of 2015 was 3.6% as compared with 6.3% in the first quarter of 2014. The year-over-year decrease in operating margin was primarily due to the increase in operating expenses mentioned above.

3  Segment profit = segment gross profit - film participation expenses + equity in earnings of equity method investments.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	1Q15	1Q14
Net Income Attributable to Bona Film Group Limited (US$mm)	1.9	1.4
Net Income Attributable to Bona Film Group Limited per Basic and Diluted ADS (US$)	0.03	0.02

	1Q15	1Q14
Non-GAAP Net Income (US$mm)	4.9	2.0
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic and Diluted ADS (US$)	0.08	0.04

Excluding share-based compensation expenses of US$3.2 million and US$0.9 million for the first quarters of 2015 and 2014, respectively, non-GAAP net income for the first quarter of 2015 was US$4.9 million, as compared with non-GAAP net income of US$2.0 million in the first quarter of 2014.

	1Q15	1Q14
Adjusted EBITDA, non-GAAP (US$mm)	9.2	4.2

Adjusted EBITDA, non-GAAP, in the first quarter of 2015 was US$9.2 million, compared with adjusted EBITDA, non-GAAP of US$4.2 million in the first quarter of 2014.

Cash and Cash Flow

As of March 31, 2015, Bona had cash and cash equivalents and restricted cash totaling US$116.0 million, compared with US$153.6 million as of December 31, 2014. Net cash provided by operating activities for the first quarter of 2015 was approximately US$12.5 million, as compared with net cash used in operating activities of US$23.0 million for the first quarter of 2014. The change in cash flow from operations was mainly attributable to the success of collections of the accounts receivables from the distribution of films and an increase in accounts payables in the first quarter of 2015.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the second quarter of 2015 to be in the range of US$0.5 million to US$1.0 million.

“Each of our business segments is contributing to Bona’s overall success. With our second film fund, we will have the resources to invest where there is potential for growth and profitability, in order to capture the most promising opportunities. Our international strategy will continue to play an important role in our continued growth, as we bring high-quality foreign films to the domestic market, while delivering first-class Chinese films to the world, which is our mission as a leader in the Chinese film industry. We expect the Chinese film industry to generate strong box office returns in 2015, and believe that Bona’s solid slate of films and vertically integrated business model will make us well positioned to capitalize on the growth in the market,” concluded Mr. Yu.

First Quarter 2015 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, May 7, 2015 (8:00 a.m. Beijing/Hong Kong Time on Friday, May 8, 2015). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-906-606

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 32937528.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in thousands of U.S. dollars, except share data)

	Three-months ended March 31
	2015	2014

Net revenue	117,555	56,603
Cost of revenue	72,541	33,508
Gross profit	45,014	23,095

Film participation expenses	8,035	4,530
Selling and marketing expenses	16,373	4,260
General and administrative expenses	19,103	12,656
Total operating expenses	43,511	21,446

Government subsidies	669	438
Equity in earnings of equity method investments	2,057	1,499
Operating income	4,229	3,586

Interest income from bank deposits	527	243
Interest income form loan to producer of TV series	30	—
Interest expenses	(1,248)	(327)
Exchange gain (loss)	57	(1,822)
Other income	71	71
Gain on deconsolidation of a subsidiary	28	—
Income before income tax	3,694	1,751

Provision for income taxes	2,032	613
Net income	1,662	1,138

Less: Net loss attributable to the noncontrolling interests	(201)	(222)

Net income attributable to Bona Film Group Limited	1,863	1,360

Net income attributable to Bona Film Group Limited per ADS
Basic	0.03	0.02
Diluted	0.03	0.02

Weighted average shares used in calculating net income per ordinary share
Basic	30,529,719	30,219,574
Diluted	32,392,762	31,119,736

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in thousands of U.S. dollars)

	Three-months ended March 31
	2015	2014

Net income	1,662	1,138
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	160	(3,086)
Comprehensive income (loss)	1,822	(1,948)
Less: comprehensive loss attributable to the noncontrolling interests	(202)	(228)
Comprehensive income (loss) attributable to Bona Film Group Limited	2,024	(1,720)

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	March 31,	December 31,
	2015	2014

Cash and cash equivalents	54,292	97,171
Restricted cash	61,681	56,473
Accounts receivable, net of allowance for doubtful accounts	123,804	72,680
Prepaid expenses and other current assets	23,428	23,691
Amount due from related parties	1,069	269
Current deferred tax assets	1,554	1,564
Inventories	422	377
Total current assets	266,250	252,225

Distribution rights	7,842	6,546
Production costs	148,240	168,475
Prepaid film costs	4,947	4,407
Property and equipment, net	87,028	75,716
Acquired intangible assets, net	2,347	2,346
Non-current deferred tax assets	949	918
Cost method investments	1,477	1,477
Equity method investments	58,142	34,622
Goodwill	49,356	49,312
Long-term prepaid expenses	29	34
Total assets	626,607	596,078

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $62,738 and $29,882 as of March 31, 2015 and December 31, 2014, respectively)	63,643	31,592
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $57,840 and $46,699 as of March 31, 2015 and December 31, 2014, respectively)	58,568	50,686
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,750 and $6,995 as of March 31, 2015 and December 31, 2014, respectively)	10,212	8,373
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $9,558 and $11,734 as of March 31, 2015 and December 31, 2014, respectively)	6,147	11,702
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $45,437 and $54,277 as of March 31, 2015 and December 31, 2014, respectively)	122,635	127,293
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $7,419 and $7,304 as of March 31, 2015 and December 31, 2014, respectively)	7,419	7,304
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $9,028 and $13,063 as of March 31, 2015 and December 31, 2014, respectively)	9,233	13,251
Current film participation financing liabilities with a related party (including current film participation financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $65,676 and $84,033 as of March 31, 2015 and December 31, 2014, respectively)	65,676	84,033
Total current liabilities	343,533	334,234

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $24,249 and $24,227 as of March 31, 2015 and December 31, 2014, respectively)	24,249	24,227
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,160 and $1,049 as of March 31, 2015 and December 31, 2014, respectively)	1,612	1,249
Non-current film participation financing liabilities with unrelated parties (including non-current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,992 and $1,990 as of March 31, 2015 and December 31, 2014, respectively)	1,992	1,990
Non-current film participation financing liabilities with a related party (including non-current film participation financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $30,166 and $14,667 as of March 31, 2015 and December 31, 2014, respectively)	30,166	14,667
Total liabilities	401,552	376,367

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,616,822 shares issued and outstanding as of March 31, 2015 and 31,402,346 and 30,496,848 shares issued and outstanding as of December 31, 2014)	15	15
Additional paid-in capital	199,940	195,976
Statutory reserves	3,704	3,704
Accumulated profit	13,308	11,445
Accumulated other comprehensive income	6,693	6,532
Total Bona Film Group Limited’s equity	223,660	217,672

Noncontrolling interests	1,395	2,039
Total equity	225,055	219,711
Total liabilities and equity	626,607	596,078

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in thousands of U.S. dollars)

	Three-months ended March 31
	2015	2014

Net income	1,662	1,138

Adjustment for share-based compensation expenses	3,192	886

Adjusted net income (non-GAAP)	4,854	2,024

Adjustment for interest	691	84
Adjustment for taxes	2,032	613
Adjustment for depreciation & amortization charges	1,576	1,434

Adjusted EBITDA (non-GAAP)	9,153	4,155